02015522

SUPPL

February 14, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH, D.C. 354 SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

dlw 3/7

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

F-SECURE CORPORATION

STOCK EXCHANGE RELEASE
Translation from Finnish
February 14, 2002, at 9.00am

F-SECURE GROUP'S FINANCIAL RESULTS
JANUARY 1 - DECEMBER 31, 2001

Last quarter cash flow positive, handheld security leadership established

Helsinki, Finland, February 14, 2002 - For the 4th quarter of 2001, F-Secure reported revenues of 11.1 million euros. This represents an increase of 12% over the previous quarter and a decrease of 10% from the 12.4 million in the fourth quarter of 2000. Revenues for the full year 2001 were 41.7 million (41.1m), an increase of 2% from the previous year.

The operating loss for Q4 was EUR 0.8 million (2.5m negative in the previous quarter, 3.6m negative in 4Q2000 without stock option-related credits). Cash flow turned positive and was 3.7 million in Q4. For the full year 2001, the operating loss was 12.2 million (13.3m negative). Stock option-related social security expenses had no effect on the year's results (0.2m).

Business Highlights in 2001

During 2001, the Group gained a widely perceived leadership position in the handheld and wireless content security space, and established partnerships with leading vendors Nokia (Q2) and Compaq (Q4). Traditional security solution sales continued to exhibit moderate strength despite the challenging economic conditions.

The encryption business continued to face long lead times. The more established anti-virus business continued stable. Good progress was made in selected niches, for example, in selling gateway-level anti-virus solutions. The large virus outbreaks in late 2001 resulted in increased anti-virus sales mostly in the small user and home user segment in the Nordic countries, where the company has the highest level of consumer brand recognition.

The Group's "path to profitability" program and expense management initiatives were successful during the second half of the year. The Group was able to reduce its expenses as a result of its cost savings program, already initiated in Q1. While total fixed expenses decreased, investments in handheld technology development increased and new, targeted demand-creation marketing campaigns were launched.

The total fixed expenses were 10.8m in Q4 (compared to 11.2m in Q3 and 13.2m in Q2). As a result of the increased focus and cost savings, earnings improved consistently every quarter from Q1 onwards.

The Group has maintained a strong focus on improving its customer advocacy processes and systematically following customer satisfaction. Product satisfaction figures averaged

3.9 on a scale from 1 to 5. The large virus outbreaks at the end of the year caused an increase in demand for technical services up to ten times the normal workload, which weakened the satisfaction figures temporarily.

In addition to the recognized revenues, the Group had 11.5 million euros of deferred revenues on its balance sheet at the end of the year (10.4m at the end of 2000). The deferred revenues are a result of having received payments for existing support contracts, where the actual support will take place in the months ahead.

The geographical breakdown of revenues for the full year of 2001 (compared to 2000) was as follows: North America 37% (41%), Nordic Countries 34% (27%), Rest of Europe 23% (23%), and Rest of the World 6 % (9%). Anti-virus products represented 52% (47%) of the revenues, encryption 43% (44%), and other products 5% (9%).

Product News

During the year, the Group announced new products, F-Secure FileCrypto and F-Secure Anti-Virus, for the Pocket PC 2002, Symbian and Palm OS handheld operating systems. The development of the Anti-Virus and FileCrypto solutions for the Nokia 9200 Communicator series continued on schedule.

The Group successfully launched new major releases of a large number of its products, including F-Secure Anti-Virus versions for desktops, file servers and Microsoft Exchange servers.

As part of the effort to increase focus into encryption and anti-virus products, the Group decided to discontinue the sales of F-Secure NameSurfer. As a result of this and other focus activities, the 'other products' revenue category has declined towards the end of the year 2001 and will continue to decline in 2002.

Key Customers and Partners

In Q2, the Group signed a licensing deal with Nokia Corporation concerning the Group's content security applications and related service updates for the Symbian OS(R) platform. F-Secure also entered into a partnership with Symbian Ltd. to cooperate in the development and worldwide marketing of a range of security technologies for next generation mobile phones based on the Symbian platform.

A licensing and distribution deal with Compaq related to handheld security products was announced in Q4. F-Secure FileCrypto for Pocket PC Personal Edition has been provided as part of the standard package on all Compaq H3800 Series handheld computers since November 2001. F-Secure FileCrypto for Pocket PC Enterprise Edition will also be made available through F-Secure and selected Compaq sales units.

Major European corporate customer deals include Tesco, Cap Gemini, Barclays Bank and Glanbia in the UK and Ireland, Deutsche Telekom and Aachener-Munchener in Germany, Riksförsäkringsverket and J&W in Sweden, Partek, ICL Invia and the City of Helsinki in Finland. Japanese customers include Honda, Tokyo-Mitsubishi Bank and Artemis. Key U.S. deals include IRS and Verizon.

The Group signed a global distribution agreement with Deutsche Telekom to integrate the Group's security software solutions into T-Systems' newly launched 'SecureIP' concept. Other partnership contracts signed during the year include NEC Business Network Solutions, EDS and Allasso. The partnership with Siemens ICN continued to gain momentum. The Group was one of Microsoft's launch partners for the Pocket PC 2002 operating system.

Since the PocketPC launch in October 2001 the Group has been negotiating with more than five potential OEM vendors. The pipeline for corporate handheld security prospects grew by 125% in Q4 compared to Q3.

Personnel and Organization

Recognizing the weakening global economy early in the year, the Group initiated a rationalization project in Q1. The key objectives for the project were to tighten the focus on the company's core businesses, optimize its cost structure, and build a solid foundation for longer term improved earnings outlook.

The Group also redesigned its management processes and simplified and aligned its organization, facilitating better financial planning and improved business forecasting. A strong emphasis was placed on tactical management and focusing on specified market segments.

In June 2001, the Group appointed Mr. Kimmo Alkio to the position of Chief Operating Officer, with responsibility for sales, marketing, customer support and financial operations of the company.

As a result of the resource rationalization throughout the year, the Group's personnel decreased to 319 at the end of the year (from 427 at the end of 2000). The personnel of F-Secure Online Solutions accounted for 12 of the employees.

In early Q2, the Group moved its headquarters to new premises in Helsinki.

F-Secure Online Solutions

The business of F-Secure Online Solutions (F-SOS) advanced according to plans, though the uncertainty in the ISP sector continued to extend lead times. Q4 operating result for the subsidiary was 0.2m negative (0.3m negative in Q3). These figures have been included in the Group profit and loss statement. F-SOS has focused its activities on the European ISP market.

During 2001, F-Secure Online Solutions signed new partnerships with Elisa Communications, Sonera, Telia Sweden and with NordNet in France. NordNet will provide F-SOS's security services to all the customers of Wanadoo, the leading French Internet portal owned by France Telecom.

Financing

The Group's financial position remained strong during the year. Cash flow turned positive in Q4. The Group's equity ratio on December 31, 2001, was 73 % (78% at the end of 2000). Financial income was 0.3m for the fourth quarter and 2.3m for the full year (1.4).

The liquid assets of the Group on December 31, 2001 were 31.0m (27.3m on September 30, 2001 and 38.4m on December 31, 2000).

Investments

In 2001, the Group's investments were 1.4m euros (3.4m). The investments consisted mainly of IT hardware and software as well as furniture for the new headquarters.

Shares, Shareholders' Equity, and Option Programs

During 2001, a total of 1,447,179 new F-Secure Corporation shares were entered into the Trade Register. They were subscribed with the warrants attached to the F-Secure Option Programs. As a result of the subscription, the shareholders' equity increased by EUR 14,471.79. Furthermore, in January 2002 a total of 89,240 new shares were entered into the Trade Register and as a result the shareholders' equity was increased by EUR 892.40.

The number of shares was 142,161,008 on January 31, 2002. The corresponding number of shares fully diluted would be 163,256,465, including all stock option programs.

In April, the Annual General Meeting accepted the Board proposal to authorize the Board for a period of one year from the general meeting to decide on an increase of share capital by one or more new issues of shares, or by issuing one or more convertible bonds, option loans or option rights.

The share capital of the company may, as a result of such share issues, option loans, option rights or convertible bonds, be increased at most by 280,000 euros.To the extent the authorization is used to create incentive systems for the personnel of the group, the share capital may increase by a maximum of EUR 70,000, in which case a maximum of 7,000,000 shares may be issued. The authorization remains fully unused.

Consolidating Small Office & Home Office Market Activities

The F-Secure Group has decided to consolidate all its activities in the Small Office and Home Office (SOHO) market under one single division. These activities include the business and product management of F-Secure's solutions for the SOHO market, consisting of the business done through service providers, web-based sales and retail channels.

The operations of F-Secure Online Solutions (F-SOS) will be merged with F-Secure Corporation. F-SOS has developed partnerships with key service providers to sell Security as a Service to the SOHO market. The consolidation will improve the competitiveness of the Group's solutions to the strategic service provider channel. F-Secure's own Internet sales activities have addressed the same end user market. The combination of the two will present clear synergies to the Group and its partners.

With this change F-Secure reinforces its activities in the SOHO market. The new arrangement will maximize F-Secure's position to develop leading edge solutions to this market, as smaller and smaller user organizations and consumers

become conscious of their security needs. Operational productivity will improve under a single strategy and unified management. The existing channels and partners will also benefit from F-Secure's consolidated activities. The Group's main focus continues to be in the corporate customer segment.

Future Outlook

The Group believes strongly in its strategy and maintains a long-term positive outlook in the growing security market, especially in the handheld space.

The licensing and distribution deal with Compaq, combined with the relationship announced earlier with Nokia, puts the Group in a strong position as a major player in the emerging handheld security solutions market. Leadership in this market has been the Group's key objective during recent years and that goal is in sight. However, significant uncertainty continues regarding the timing, structure and growth of the handheld security solutions market.

In the short term, the overall market situation is expected to remain as challenging as it was in 2001. The seasonal sluggishness in Q1 hampers growth, and limited visibility is expected to continue, especially in the U.S. 1Q02 revenue is expected to be EUR 10.5 million, with an error margin of +-10%.

Improving profitability continues to be of paramount importance for the Group. Fixed costs are estimated to be below EUR 11 million in Q1. Because of the seasonal variations, EBIT is not expected to improve in 1Q02 compared to 4Q01. For the full year 2002, EBIT is expected to improve significantly compared to 2001.

As a result of increased focus on encryption and anti-virus products, the 'other products' revenue category is expected to continue to decline in 2002.

Proposals of the Board to the Annual General Meeting

1. Dividend proposal

The Board proposes not to issue a dividend for the year 2001.

2. Changing Clause 1 in the Articles of Association

The Board proposes a change in Clause 1 in the Articles of Association. The Company's domicile would be changed to Helsinki.

3. Authorization to increase the share capital

An Authorization of the Board of Directors to decide, within one year of the registration of the resolution of the General Meeting, on an increase of the Company's share capital in one or more issues of new shares, option loans, option rights, or one or more issues of convertible loan warrants. The share capital can be increased by a subscription or a conversion for up to 280,000 euros. To the extent the authorization is used to create incentive systems for the personnel of the Group, the share capital may be increased by a maximum of EUR 70,000, in which case a

maximum of 7,000,000 shares may be issued. At the same time, the Board of Directors proposes to cancel the previous authorization.

4. New option program to replace the options proposed to be cancelled in Article 5

The Board proposes the implementation of a new option program for key employees to complement the incentive system, which has already been used in the company. The new option program includes 5.5 million share options, which gives the right to subscribe 5.5 million of the company's shares with a counter book value of 0.01 euros. As a result of the subscriptions, the company's share capital can be increased by a maximum of 55,000 euros. The subscription price for the shares subscribed under the option rights is based on the market price of F-Secure's shares in public trading. The subscription period of the shares starts at the earliest on November 1, 2003 and ends, for all series, on December 31, 2008.

5. Cancellation of the unallocated option rights in the old option programs

The Board proposes that a corresponding amount of 5.5 million unallocated options from the company's old option programs (1998, 1999I, 1999II and 1999III) be cancelled and replaced by options in the new option program. Taking into account the cancellation of old options, the total number of options remains unchanged and dilution is not affected. This proposal is conditional to the acceptance by the General Shareholders' Meeting of the new program, as described in Article 4. above.

The General Shareholders' meeting will be held on March 27, 2002

KEY FIGURES:

Income statement	2001	2000	2001	2000	Chge
Euro million	10-12	10-12	1-12	1-12	%
Revenues	11.1	12.4	41.7	41.1	2
Cost of revenues	1.3	1.9	5.7	6.0	-4
Gross Margin	9.9	10.4	36.0	35.1	3
Sales and Marketing*	7.0	9.2	32.3	31.4	3
Research and Development*	3.0	3.7	12.4	12.7	-2
Administration*	0.9	1.1	3.7	4.2	-11
Other Operating Income	0.1	0.0	0.3	0.0	
Operating result	-0.8	-3.6	-12.2	-13.3	
Financial Income and Expenses	0.3	0.6	2.3	1.4	
Profit (Loss) Before Extraordinary items	-0.5	-3.0	-9.9	-11.9	
Extraordinary items +/- **	-	0.0	-	-0.5	
Result Before Taxes	-0.5	-3.0	-9.9	-12.3	
Income Taxes	-0.3	-0.4	-0.2	-0.8	
Result for the Period	-0.7	-3.4	-10.2	-13.1	

* For the period 1-12/2001 Stock option related social security expenses have no effect. For the period 1-12/2000 net effect of social charges relating to option programs is 0.2 million euros positive.

** For the period 1-12/2000 the provision for the social

security costs of U.S. options, which were included this year for the first time, have been recorded as an extraordinary item due to a change in accounting principles.

BALANCE SHEET

ASSETS	30/12/2001	31/12/2000
Intangible assets	1.5	1.9
Tangible assets	2.6	3.3
Investments	0.3	0.3
Short-Term Receivables	13.4	13.9
Cash and Bank Accounts	31.0	38.4
Total	48.8	58.0

LIABILITIES AND SHAREHOLDERS' EQUITY	30/12/2001	31/12/2000
Total Shareholders' Equity	27.4	37.2
Mandatory Provisions	1.9	2.0
Non-Current Liabilities	-	-
Advance Payments	11.5	10.4
Other Current Liabilities	8.0	8.4
Total	48.8	58.0

Key ratios	2001 12 m	2000 12 m
Operating result, % of Revenues	-29.3	-32.4
ROI, %	-28.3	-25.3
ROE, %	-31.5	-31.1
Equity ratio, %	73.4	78.2
Debt-to-equity ratio, %	-113.2	-103.2
Earnings per Share (EUR)	-0.07	-0.09
Earnings per Share Diluted	x)	x)
Shareholders' equity per Share, e	0.19	0.26
Investments (Meuro)	1.4	3.4
Contingent liabilities (Me)*	20.2	23.6
Personnel, average	376	399

x) Not given, as the effect of dilution would improve the figure

* Includes the lease responsibility for the facilities.

Quarterly development

	1/00	2/00	3/00	4/00	1/01	2/01	3/01	4/01
Revenues	8.1	9.8	10.9	12.4	10.0	10.7	9.9	11.1
Cost of Revenues	1.3	1.4	1.3	1.9	1.6	1.6	1.3	1.3
Gross Margin	6.8	8.4	9.5	10.4	8.4	9.1	8.5	9.9
Sales and Marketing	7.8	7.8	6.6	9.2	8.8	8.8	7.7	7.0
Research and Development	2.9	3.2	3.0	3.7	3.4	3.4	2.6	3.0
Administration	1.1	1.2	0.8	1.1	1.0	1.0	0.9	0.9
Other Operating Income	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Operating result	-5.1	-3.7	-0.8	-3.6	-4.8	-4.0	-2.5	-0.8
Financial Income and Expenses	0.1	0.0	0.7	0.6	0.9	0.7	0.4	0.3
Profit (Loss) Before Extraordinary items	-5.0	-3.7	-0.1	-3.0	-3.9	-3.4	-2.2	-0.5

A press and analyst conference will be arranged today, February 14, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 1530 Finnish time (1430 CET, 1.30pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/

The full Annual Report will be published on March 19. Quarterly reports for 2002 will be published on April 25 (Q1), August 6 (Q2) and October 29 (Q3).

On the release dates, a Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

F-Secure Corporation

Board of Directors

Additional information:
F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Markku Pirskanen, CFO tel.358 9 2520 5606
Jukka Kotovirta, VP,Investor Relations tel.358 9 2520 5542
http://www.F-Secure.com

DISTRIBUTION
Helsinki Exchanges
Main media

F-SECURE CORPORATION

STOCK EXCHANGE RELEASE
Translation from Finnish
January 17, 2002,at 15.00

Subscription of F-Secure shares with F-Secure 1998 and 1999I warrants

A total of 14,240 F-Secure shares were subscribed for with the A warrants attached to the F-Secure 1998 Warrant Plan. A total of 25,000 F-Secure shares were subscribed for with the B warrants and 50,000 F-Secure shares with C warrants attached to the F-Secure 1999I Warrant Plan. The issue of the 1998 and 1999I Warrant Plan was approved by the Annual General Meeting of April 30, 1998 and August 10, 1999, respectively.

In aggregate the number of shares was increased by 89,240. The corresponding increase in the share capital, in total EUR 892,40 was registered in the Finnish Trade Register on January 17, 2002. As a result of the increase, the share capital of F-Secure currently is EUR 1,421,610.08 and the total number of shares is 142,161,008. F-Secure received as additional shareholders' equity a total of EUR 40,819.

The holders of the new shares are entitled to all shareholders' rights from the registration date. The Company has submitted an application for the new shares to be listed on the Helsinki Exchanges together with the other Company shares. The trading with the new shares will commence on January 18, 2002.

The subscription period for the A warrants of the F-Secure 1998 Warrant Plan began on 1 April 2000. For the B Warrants and C warrants of the F-Secure 1999I Warrant Plan began on 1 August 1999 and on 1 August 2000, respectively.

F-Secure Corporation

Risto Siilasmaa
President & CEO

Additional information:
F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Markku Pirskanen, CFO tel.358 9 2520 5606
http://www.F-Secure.com

DISTRIBUTION
Helsinki Exchanges
Main media